UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On November 12, 2024, Nvni Group Limited. (the “Company”) received a staff determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter notified that, based upon the Company’s non-compliance with the filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) as of November 12, 2024, the staff had determined to delist the Company’s ordinary shares and warrants from Nasdaq unless the Company timely appeals the staff’s determination before the Nasdaq Hearings Panel (the “Panel”).

On November 15, 2024, the Company timely appealed pursuant to the procedures set forth in the Nasdaq Listing Rules. The Listing Rules also provide that a request for a hearing will stay the suspension of the listing of Company’s ordinary shares and warrants for a period of 15 days from the date of the request. Further, the Listing Rules provide that, in its hearing request, the Company may request that the stay remain in effect through the hearing and the expiration of any additional extension period granted by the Panel following the hearing. Accordingly, the Company intends to make such an extended stay request. If granted, the Company’s ordinary shares and warrants will continue to be listed and trade on The Nasdaq Capital Market under the symbol “NVNI,” respectively, for the stay period granted by the Panel.

The Company is diligently working to complete and file the Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”), with the Securities and Exchange Commission (the “SEC”) as soon as practicable. There can be no assurance, however, that the Company’s requests for a further stay of any suspension action by Nasdaq and the continued listing of its ordinary shares and warrants will be granted by the Panel, or that the Company will be able to evidence compliance with all applicable requirements for continued listing on The Nasdaq Capital Market should the Panel grant the Company an extension to do so.

The receipt of the Determination Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

On November 15, 2023, the Company issued a press release announcing its receipt of the Determination Letter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated November 15, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: November 15, 2024	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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